FIRST ENERGY METALS LIMITED

(formerly Agave Silver Corp.)

Suite 900 – 580 Hornby Street

Vancouver, BC V6C 3B6

[Ph.] 604.632-9602

January 4, 2018

Ms. Suying Li

Office of Beverages, Apparel and Mining

US Securities and Exchange Commission

Washington, DC 20549

USA

Dear Ms. Li,

RE: First Energy Metals Limited (the “Company’) with File # 000-29870

Further to our recent phone conversations, the Company confirms receipt of the US SEC’s comment letter dated December 19, 2017 with respect to the Company’s Form 20F for fiscal year ended March 31, 2017. As the comment letter was received days before the 2017 holiday break, certain of the parties involved in providing the response have been away and with return to office dates of January 8, 2018. Accordingly, the Company kindly requests for an extension to file its response to no later than January 17, 2018. The Company would greatly appreciate your favorable response to its request for an extension.

Please feel free to contact the undersigned should you have any questions.

Sincerely,

“Dennis Cojuco”

Dennis Cojuco

CFO

dcojuco@firstenergymetals.com